Filed pursuant to 424(b)(3)
Registration #333-85666

SUPPLEMENT NO. 30 DATED May 1, 2003
TO THE PROSPECTUS DATED JUNE 7, 2002
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 30 to you in order to supplement our prospectus. This supplement, dated May 1, 2003 to our prospectus dated June 7, 2002, updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 30 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 29 dated April 18, 2003, Supplement No. 28 dated April 9, 2003, Supplement No. 27 dated March 28, 2003, Supplement No. 26 dated March 19, 2003 and Supplement No. 25 dated March 7, 2003 (Supplement No. 25 superseded certain information contained in our prospectus and prior supplements dated between June 18, 2002 and February 27, 2003), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 92 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

The following table provides information regarding the properties we have acquired since April 18, 2003, the date of our last supplement. We purchased these properties from unaffiliated third parties. We purchased these properties with our own funds, unless noted otherwise. However, we expect to place financing on the properties at a later date.
		Year	Date	Approx. Acquisition Costs, including	Gross Leasable Area	Physical Occupancy as of 4/28/03	No. of
Property	Type	Built	Acquired	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Bi-Lo Southern Pines Hwy. 15 and Hwy. 501 Southern Pines, NC	NC	2002	4/28/03	8,180,000	57,414	86	5	Bi-Lo

River Run Shopping Center Miramar Parkway and Palm Avenue Miramar, FL	NC	1989	4/22/03	11,800,000	93,643	99	26	Publix Walgreen Drugs

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

NC Neighborhood and Community Retail Shopping Center

Potential Property Acquisitions

We are currently considering acquiring the following properties. Our decision to acquire each property will generally depend upon no material adverse change occurring in the property, the tenants or the local economic conditions;
  our receipt of sufficient net proceeds from this offering to make these acquisitions or sufficient availability of credit; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating each property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that the properties are well located, have acceptable roadway access, attract high-quality tenants, are well maintained and have been professionally managed. The properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire these properties.

We anticipate purchasing the following properties from unaffiliated third parties. We intend to purchase these properties with our own funds, unless noted otherwise. However, we expect to place financing on the properties at a later date.
		Year	Approximate Acquisition Costs including	Gross Leasable Area	Physical Occupancy as of 04/28/03	No. of
Property	Type	Built	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Birkdale Village Retail space Office space Apartments Sam Furr Road (Hwy. 73) and Birkdale Commons Charlotte, NC	NC	2002 2003 2003	105,259,000 (1)	234,921 52,502 366,080	75 0 73	42 0 223	Barnes & Noble Dick's Sporting Goods

Sandy Plains Village Woodstock Road (Hwy. 92) and Sandy Plains Road Roswell, GA	NC	1978/1993/1995	18,535,000 (2)	175,035	91	23	Kroger Stein Mart

Bi-Lo Sylvania 1129 W. Ogeechee Street Sylvania, GA	SU	2002	4,400,000	36,000	100	1	Bi-Lo

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

NC Neighborhood and Community Retail Shopping Center

SU Single User Shopping Center

(1) This property is a multi-use development containing retail, office and apartments. The office space is currently being completed and 306 of 320 apartments have been completed. The remaining apartments will be completed in May 2003. The seller will have two years to lease the currently vacant retail, office and apartment spaces. Our purchase price is allocated as follows, $66,490,000 to the retail and office and $38,768,000 to the apartments, and will be adjusted upward or downward, based on the final rental rates achieved.

(2) The acquisition cost includes $535,000, which will be spent on new roofs and other rehab work after the acquisition of the property.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 192 our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,924 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001, the first offering terminated. Our second offering began February 1, 2001. As of August 29, 2002, we had sold 50,000,000 shares in our second offering resulting in gross proceeds of $497,842,917, thereby completing the second offering. Inland Securities Corporation also served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of August 29, 2002, we had incurred $42,631,670 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $455,211,247 of net proceeds from the sale of those 50,000,000 shares. Our third offering began June 7, 2002. As of April 28, 2003, we had sold 104,767,198 shares in our third offering, resulting in gross proceeds of $1,046,460,943. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of April 28, 2003, we had incurred $95,819,875 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $950,641,068 of net proceeds from the sale of those 104,767,198 shares. An additional 4,782,399 shares have been sold pursuant to our Distribution Reinvestment Program as of April 28, 2003, for which we have received additional net proceeds of $45,432,793. As of April 28, 2003, we had repurchased 629,510 shares through our Share Repurchase Program resulting in disbursements totaling $5,901,302. As a result, our net offering proceeds from all offerings total approximately $1,570,250,729 as of April 28, 2003, including amounts raised through our Distribution Reinvestment Program, net of shares, repurchased through our Share Repurchase Program.

We also pay affiliates of our advisor, which are owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the years ended December 31, 2002, 2001 and 2000, we have incurred and paid property management fees of $4,870,084, $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the year ended December 31, 2002, we had incurred $5,293,000 of such fees, of which $2,000,000 was unpaid at December 31, 2002. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $6,747,000 are included in the purchase prices we have paid for all our properties purchased through April 28, 2003. As of April 28, 2003, we had invested approximately $1,326,000,000 in properties that we purchased for an aggregate purchase price of approximately $2,091,000,000, and we had invested approximately $91,000,000 in notes receivable from developers of five shopping centers. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of April 28, 2003, we had net offering proceeds of approximately $154,000,000 available for investment in additional properties. As of April 28, 2003, we have committed to the acquisition of an additional $1,200,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.